C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
September 3, 2014

Manulife to acquire the Canadian Operations of Standard Life plc
Deal deepens Quebec presence and expands investment capabilities globally

Toronto – Manulife Financial Corporation (“MFC”) today announced that The Manufacturers Life Insurance Company (“MLI”) and Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, have entered into an agreement under which MLI will acquire the Canadian-based operations of Standard Life plc for approximately $4 billion in cash at closing, subject to certain adjustments.

"Several months ago, Standard Life decided to explore the sale of its Canadian operations through a competitive process,” said Donald A. Guloien, President and Chief Executive Officer, Manulife1.  “We are delighted to be named the successful bidder.”

This transaction significantly builds our capability to serve customers in all of Canada, and elsewhere in the world, from Quebec.  Examples of this include Group Benefits, Group Retirement, several areas of Asset Management, Investment Risk Oversight and the growing and important field of Liability-Driven Investing, as well as others.

“Excluding transition and integration costs, after the first year we expect the transaction to be accretive by approximately 3¢ to EPS per year over each of the next three years,” added Mr. Guloien.  “It will also increase our earnings capacity beyond our 2016 core earnings objective of $4 billion.  This transaction, and the financing, maintain our strong capital position, and in no way inhibit our ability to pay dividends.  In fact, it will enhance our ability to increase dividends in the future.  The transaction will improve core earnings, however the transition costs reported in core earnings will create a modest, temporary headwind on our core ROE objective of 13%.”2

With respect to Standard Life’s operations in Quebec, Mr. Guloien said “One of the key reasons we were interested in this company is its people in Quebec: we want to increase our presence in the province and use the very talented employee base to grow and expand our business in Quebec, throughout Canada and indeed the world.”

“This transaction also allows us to leverage Standard Life’s strong presence, and deep understanding of the unique attributes of the Quebec market,” said Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division, Manulife.  “We will build on Standard Life’s nationally-recognized expertise in many aspects of financial services.”

Manulife is committed to Montreal as an international financial centre.  Manulife is keeping high quality, executive and professional jobs in Quebec representing all different aspects of our

 1 MFC and its subsidiaries, including MLI, are collectively referred to as “Manulife”. References to “us, “we” and “our” refer to Manulife.
 2 See “Caution regarding forward-looking statements” and “Note to users - Performance and Non-GAAP Measures”.

business.  We hope to gain a senior leadership team based in Quebec, who will contribute to our decision-making with regard to business not only in Quebec, but for all of Canada.

We understand the importance of providing high-quality customer-facing service to Francophones and this will be provided almost exclusively from Quebec.

There will be no significant immediate job losses, as we expect the integration will take between 18 and 24 months, and even after that time, the vast majority of jobs in Quebec will be retained and we fully expect to have more jobs in Quebec than Standard Life has at present.  As Manulife has done in other transactions, we will choose the most capable people from each company.

This transaction builds on an already established and successful wealth and asset management partnership with Standard Life.  Manulife and Standard Life have entered into a collaboration agreement that builds on the existing successful relationship between Standard Life Investments and John Hancock to distribute investment products globally that enhance each other's product offerings in geographies where the investment manufacturing party does not have distribution capability.

"Beyond providing us with a complementary strengthening of our wealth and insurance businesses, the acquisition of Standard Life Investments' Canadian operations will add to our investment capabilities.  It will broaden the range of asset management products and solutions available to our clients in Canada and around the world,” said Kai Sotorp, Executive Vice President, Global Wealth and Asset Management.

Standard Life is now the 5th largest life insurer in Canada, and has 2000 employees and 1.4 million customers.  Standard Life is a provider of long term savings, investment and insurance solutions to the Canadian market, with $52 billion of assets under management.3

“The sale of our Canadian operations to Manulife, and the formalising of a collaboration agreement in principle  to distribute Standard Life Investments’ products via Manulife’s network in Canada, the U.S. and Asia, is a significant moment for both organisations," said David Nish, Chief Executive, Standard Life plc.  "I am delighted that, through this partnership, Standard Life can continue its long and proud history in the Canadian marketplace.  Manulife is very well positioned to support our clients, intermediaries and partners in Canada going forward.  In recent years, our partnership with John Hancock has delivered value to both organisations, and to our clients in the U.S.  I am confident that we can build on this in the years to come.  I would like to give a special thanks to the employees of Standard Life of Canada and Standard Life Investments who have helped to create such strong and growing businesses.”

The closing of the transaction is subject to regulatory approvals and the approval of the shareholders of Standard Life plc.  Subject to the receipt of all necessary approvals, the transaction is anticipated to close in the first quarter of 2015.

Transaction Financing
Manulife intends to finance a portion of the purchase price for Standard Life’s Canadian operations through a combination of a public offering, a private placement and through internal resources and possible future debt and/or preferred share issuances.  Details of the financing of this transaction are available in a separate news release.

Transaction Highlights4

3 Source: Standard Life
4 See “Caution regarding forward-looking statements” and “Performance and Non-GAAP Measures”.

•
Excluding transition and integration costs, after the first year we expect the transaction to be accretive by approximately 3¢ to EPS per year over each of the next three years. It will also increase our earnings capacity beyond our 2016 core earnings objective of $4 billion.

•	Excluding transition and integration costs, the transaction is expected to be marginally accretive to EPS in the first year.
•	Increases earnings contributions from less capital intensive, fee-based businesses.
•
Based on industry data from the Fraser Group and the Investment Funds Institute of Canada, on a pro forma basis as of December 31, 2013 after giving effect to the transaction, the transaction would add $19.0 billion in assets under administration to our group retirement business in Canada, bringing our total group retirement assets under administration as of December 31, 2013 to $40.9 billion, and would add $5.4 billion in assets under management to our mutual funds business in Canada, bringing our total mutual fund assets under management to $33.0 billion as of December 31, 2013. The transaction would, based on information from the Fraser Group, also increase our annual Canadian group benefits premiums and deposits from $7.5 billion to $8.3 billion on a pro forma basis for the year ended December 31, 2013 after giving effect to the transaction.5

•	Integration costs totaling $150 million expected to be incurred in the first three years.
•	Annual cost savings of $100 million expected to be largely achieved by the third year.

Purchase price: $4.0 billion payable in cash at closing
Acquired Entities: Standard Life Financial Inc., Standard Life Investments Inc.

Expected impact on capital and leverage6
•	Targeting MCCSR ratio in the range of 235%-240% at close
•	Targeting financial leverage ratio of approximately 28% at close

Expected close and required approvals
•	Expected to close in the first quarter of 2015
•	Share purchase subject to approvals from Standard Life plc shareholders, Canadian Minister of Finance, Canadian Competition Bureau and certain securities regulatory authorities

Advisors:
Morgan Stanley and Scotiabank acted as financial advisors and Osler, Hoskin & Harcourt LLP and Torys LLP acted as legal advisors to Manulife. Blake, Cassels & Graydon LLP acted as legal advisors to Standard Life.

Conference Calls:
Manulife will host a Conference Call for Members of the Media only, at 4:30 p.m. ET on September 3, 2014 with Donald A. Guloien, President and Chief Executive Officer and Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division.  For local and international locations, please call 416-340-2217 and toll free in North America please call 1-888-789-9572. Please call in ten minutes before the call starts and enter the passcode that corresponds with the language you wish to hear the call in. Accredited media will be required to provide their name and organization to the operator. Questions will be answered in English and translated for callers on the French line.

English Passcode: 5365986
French Passcode: 3924665
Bilingual Passcode: 7544376

5 Source: Fraser Group, “Pension Universe Report”, data as of December 31, 2013, includes capital accumulation plans only.
6 See “Caution regarding forward-looking statements”.

Manulife will host an Analyst Conference Call at 5:00 p.m. ET on September 3, 2014. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. [A replay of this call will be available by 9:00 p.m. ET on September 3, 2014 through September 17, 2014 by calling 905-694-9451 or 1-800-408-3053 (passcode: 3387611).

The Analyst Conference Call will also be webcast through Manulife’s website at 5:00 p.m. ET on September 3, 2014. You may access the webcast at: www.manulife.com/presentations. An archived version of the webcast will be available on September 3 at 8:00:pm. ET on the website at the same URL as above.

About Standard Life plc
Standard Life is in the business of helping build a more prosperous world. They're dedicated to making sure that everything they do helps their customers to save and invest for their future, their industry to improve and society to progress. These things have been important to them since they were established in Edinburgh in 1825.

Since then, they've also been growing globally. Today, the Standard Life group employs around 8,500 people internationally - through businesses in the UK, Europe, North America and Asia. They're one of the Fortune Global 500's largest companies by revenue. And Standard Life plc is listed on the London Stock Exchange with around 1.3 million individual shareholders across over 50 countries.

Around six million customers worldwide trust them with their financial future - and they’re responsible for the administration of over £254 billion (CA$463) of their assets. They support a further 16 million customers through their Chinese and Indian joint venture businesses. The Standard Life Investments brand also offers truly global asset management expertise with strong investment capabilities.

Wherever they operate in the world, they're motivated by a sense of responsibility. It's what helps them to be a sustainable business. They're proud to be listed as a leader for corporate sustainability in our industry in the Dow Jones Sustainability Indices (DJSI World and DJSI Europe).

About Manulife
Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$637 billion (US$597 billion) as at June 30, 2014. We operate as John Hancock in the U.S. and as Manulife in other parts of the world.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com Anique Asher 416-852-9580 anique_asher@manulife.com

Caution regarding forward-looking statements

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the anticipated benefits and costs of the transaction, the anticipated effect of the transaction on Manulife’s strategy, operations and financial performance, including its earnings per share (EPS), earnings capacity, capital and Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, dividends, financial leverage, 2016 management objectives for core earnings and core ROE, products, services and capabilities, earnings contributions, cost savings and transition and integration costs, revenue synergies, and statements with respect to the financing structure for the transaction and the completion of and timing for completion of the transaction.

These forward-looking statements also relate to, among other things, Manulife’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although Manulife believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including: that the acquisition financing is completed as outlined in this document; that the transaction will be completed in the first quarter of 2015; Bloomberg estimates for 2015 and 2016 EPS; estimated after-tax cost savings including estimated savings as a result of  synergies from areas such as information technology, real estate and personnel costs; estimated integration costs; revenue synergies increasing over time; and, in the case of MFC’s 2016 management objectives for core earnings and core ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in the management’s discussion and analysis in our most recent annual report and our most recent interim financial report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our or Standard Life Financial Inc.’s or Standard Life Investments Inc.’s financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our proposed collaboration arrangements with Standard Life plc; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the transaction; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required;

obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose, including with respect to the acquisition and integration of Standard Life Financial Inc. or Standard Life Investments Inc.; the failure to realize some or all of the expected benefits of the transaction; the disruption of or changes to key elements of Manulife’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; the inability of MFC to withdraw cash from subsidiaries; risks related to the nature of the common shares; and the market for subscription receipts and common shares and the prices of subscription receipts and common shares.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the prospectus supplement to be filed in respect of the public offering of subscription receipts, under “Risk Factors” in our most recent AIF, under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports, and elsewhere in our filings with Canadian securities regulators.

There can be no assurance that the proposed transaction will occur or that the anticipated benefits and effects of the transaction will be realized. The transaction is subject to various approvals, including the approval of shareholders of Standard Life plc, and regulatory approvals from the Canadian Minister of Finance, the Canadian Competition Bureau and certain securities regulatory authorities, and the fulfillment of certain conditions and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed transaction could be modified, restructured or terminated.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding the transaction, financing structure, our future operations if the transaction is completed, our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement, except as required by law.

The pro forma financial information set forth in this document should not be considered to be what the actual financial position or other results of operations would have necessarily been had MFC, Standard Life Financial Inc. and Standard Life Investments Inc. operated as a single combined company as at, or for, the periods stated.

Note to users – Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements.

Non-GAAP measures include: Core Earnings (Losses); Core return on common shareholders’ equity (“Core ROE”); Earnings Per Share (“EPS”) excluding Transition and Integration Costs;

Premiums and Deposits; Assets under Management (“AUM”) and Assets under Administration (“AUA”).

Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of equity markets and interest rates as well as a number of other items that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact.

Core ROE is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates core ROE using average common shareholders’ equity.

Earnings Per Share (“EPS”) excluding Transition and Integration Costs is a non-GAAP measure of the Company’s profitability.  It shows what the earnings per common share would be excluding transition and integration costs which are one-time costs.

Premiums and deposits is a non-GAAP measure of top line growth.  For the Canada Group Benefits business, the Company calculates premiums and deposits as the aggregate of general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back premium equivalents for administration only group benefit contracts, and premiums in the Canadian Group Benefits reinsurance ceded agreement.

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Assets under administration (“AUA”) is a non-GAAP measure of the size of the Company’s Canadian group pension business.  It represents the assets base on which the Company provides administrative services such recordkeeping, custodial and customer reporting services.
For further information regarding these subjects, see our 2013 Annual Report and most recent interim report to shareholders.